Rita J. Leader	BOYER &KETCHAND A Professional Corporation Attorneys At Law Nine Greenway Plaza, Suite 3100 Houston, Texas 77046-0904 (713) 871-2025 TELEFAX (713) 871-2024 www.boyerketchand.com	rleader@boyerketchand.com

December 27, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549-0404

Attention:	Jennifer Hardy, Branch Chief
Craig Slivka, Staff Examiner

Re: Amendment No. 2 to Registration Statement on Form SB-2 of Flotek Industries, Inc.

Ladies and Gentlemen:

On behalf of our client, Flotek Industries, Inc. (the “Company”), we have filed contemporaneously herewith under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No 2 to the Registration Statement on Form SB-2 of the Company. This Amendment responds to the comment we received from Mr. Slivka of the Securities and Exchange Commission on December 22, 2005 to identify the Selling Shareholders who are affiliates of broker-dealers.

In response to that comment, we have changed the second sentence in the second paragraph under Selling Shareholders on page 8 of the prospectus to read as follows:

“One of the selling shareholders, Oberweis Micro-Cap Fund, has represented to us that it is an affiliate of a broker-dealer, that it purchased the shares in the ordinary course of business and that at the time of purchase of the shares it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.”

Any additional comments that the Staff may have after reviewing this Amendment No. 2 and the Company’s response to the Staff’s comment should be directed to the undersigned or to John Boyer at (713) 871-2025. The Company will submit a request for acceleration of the effective date of this registration statement only after receiving word that the Staff has no further comments on this filing.

            Very truly yours,

            /s/ Rita J. Leader